News Release

Number 12, 2003

Positive Attributes of Resin Systems Version Urethane Resins Versus Polyester Highlighted In New Independent Evaluation By The Alberta Research Council

June 24, 2003, Edmonton, Alberta: Resin Systems Inc. (RSI) (RS-TSX Venture Exchange) has received a positive report dated June 10, 2003 from the Alberta Research Council, detailing a number of property characteristics of the RSI urethane resins in comparison to polyester resins utilized in the composite materials industry.

The testing evaluated the Version resins against polyester resins for the pultrusion and filament winding sectors. Quoting from the summary report it was stated, “It was found that for pultrusion, dependent on the profile, the material could be processed at 2 to 4 times the speed of other resins being used in the industry. The potential increase in productivity, combined with the widely recognized superior mechanical properties of urethane resins at a reasonable cost, promised to make RSI’s resin a truly superior, breakthrough product.”

The summary report continues that, “A significant potential market for the use of Version resins is the composite process of filament winding. The largest market in the filament winding composite industry is the manufacture of small diameter pipe and tubing. This tubing is used in a variety of industries but its primary use is underground pipe where high strength and inherent corrosion resistance are important characteristics. The primary pipe markets are petroleum exploration and production and chemical plant construction. Other filament winding applications include water softeners, water heater tanks, large diameter pipe, electrical components, utility poles and pole extensions.”

The testing process compared Version and polyesters for Tensile Strength and Tensile Stiffness, Flexural (bending), Interlaminar Shear (stress) Compression and Impact as well as a series of other items such as density, thermal expansion and molecular changes under a series of varying conditions.

On the basis of testing where no fillers were added to Version resins, the ARC found RSI’s resin was superior by the following percentages compared to polyester.

•

Tensile Stiffness:

235%

•

Tensile Strength:

1300%

•

Interlaminar Shear:

344%

•

Impact:

120%

In another area, RSI has received preliminary data from an independent laboratory commissioned to study Version characteristics under high voltage testing. The Company reports that, “Test results illustrate that RSI’s electrical insulating product does not burn under dry and wet conditions and also ONLY allows an electrical current to flow that is 10 to 20 times LOWER than what a typical human being can sense or feel. These initial test results reveal that RSI’s Version resin may be suitable as an electrical insulation alternative or replacement sub-component used in the manufacture of many of the popular lightweight insulation products utilized today by most North American electrical utilities.”

RSI also announced today that Source Capital Group with which it has signed an agreement for U.S. sponsorship, has completed its filings with the Securities and Exchange Commission. This is the final step for RSI to acquire a listing on the Over The Counter (OTC) Bulletin Board.

For Further Information Contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@ howardgroupinc.com www.howardgroupinc.com

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and does not accept responsibility for the adequacy or accuracy of this release.